Exhibit 99.42

PRESS RELEASE
SOURCE: Acasti Pharma Inc.

Acasti Pharma Announces Year End Results and Corporate Reorganization

Laval, Québec, CANADA – May 25, 2012 – Acasti Pharma (“Acasti” or the “Corporation”) (TSX.V.APO), a Neptune Technologies & Bioressources Inc’s (“Neptune”) subsidiary, reports the highlights of its financial results for the fiscal year ended February 29, 2012, provides a review of the year’s most significant milestones and discusses its corporate reorganization.

Financial Reslults Highlights

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During the fiscal year ended February 29, 2012, Acasti generated revenues of $10,000 from its first sales of its Medical Food product, OnemiaTM,  and $116,000 from a research contract it has conducted for Neptune compared to revenues of $28,000 from researches it was conducting for Neptune during the corresponding period of 2011.

•	Research and development expenses for the year ended February 29, 2012 amounted to $3,140,000 compared to $1,538,000 for the corresponding period of 2011.

•	Adjusted EBITDA for the fiscal year ended February 29, 2012 was negative $4,481,000, compared to negative $2,255,000 obtained during the corresponding period of 2011.

•	Net loss amounted to $6,501,000, or $0.10 per share for the fiscal year ended February 29, 2012, compared to $3,008,000, or $0.06 per share, for the corresponding period of 2011.

Fiscal Year Milestones

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Announcements of promising preclinical results; CaPre® has shown superior efficacy compared to currently marketed drugs on several cardiometabolic conditions in animal testing, and more precisely on impaired glucose tolerance, as well as a significant reduction of triglycerides.

•	Listing of Acasti shares on TSX-Venture on March 31, 2011.

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Addition of two board members; Martin Godbout and Marc LeBel joined the Board of Director in March 2011, as well as the addition of an executive officer to the management team; Harlan Waksal M.D. was named Executive Vice-President, Business & Scientific Affairs.

•	Health Canada clearance to initiation of two phase II clinical trials; the double-blind and open-label clinical trials recruited their first patients in October and December 2011, respectively.

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Successful completion of two financings; the first one was an oversubscribed rights offering of $8,057,000 closed in September 2011.  The second financing was a private placement of $2,000,000, closed in February 2012, with subscriptions from Neptune and Harlan Waksal M.D., Acasti’s Executive Vice-President.

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Generation of first revenues from the direct sales of OnemiaTM; Onemia was also sampled to several physicians who have started recommending it to their patients and on most of which we have noticed a very promising normalization of lipid profile effect.

“OnemiaTM sales are progressing; the product is well received among practitioners in the US including cardiologists and lipidologists at the forefront of lipid management treatments. As the first medicinal application of krill extracts, OnemiaTM is educating the healthcare industry about omega-3 phospholipids paving the road for Acasti’s pipeline. We are now actively commercializing OnemiaTM in the U.S. directly while we expect sales through distributors to accelerate Onemia™ market roll-out in the near future.” stated Pierre Lemieux, COO. “In short, we are confident about sales activity ramping up during the next fiscal year”.

“Acasti is moving forward in its development program, enrollment is ongoing for both our clinical trials and data is expected to be available later this year.” stated, Harlan Waksal M.D., Executive Vice-President, Business & Scientific Affairs.   “Acasti has completed two important financings during the year, as well as the listing of its shares on TSX-Venture, which are cornerstone financial developments, key to the growth of the Corporation” added Xavier Harland, CFO.

Corporate Reorganization

As part of a corporate reorganization of Acasti and Neptune, Dr. Tina Sampalis has been appointed as Chief Global Strategic Officer (CGSO) of Neptune, Acasti and NeuroBiopharm. In the interim, Henri Harland, Acasti’s CEO, will also hold the role of President.

“Dr. Sampalis has always been instrumental to Neptune and Acasti’s growth and development. As Global Strategic Officer, Dr. Sampalis will be closely involved in the global development and important decisions of Neptune and its subsidiaries, adding great value to our expansion plan while in the midst of rapid globalization and rigorous innovation. Her experience and knowledge will not only be very useful to Neptune and Acasti but also to Neurobiopharm, which is following Acasti’s development model.” stated Henri Harland, CEO.

“I am very pleased to be more involved with Neptune again, this time in a more strategic role. I am also honored for the confidence bestowed upon me by our CEO and Board of Directors. Neptune and its subsidiaries have an incredible foundation and growth potential and I am looking forward to work with Mr. Harland and the team to realize our vision by establishing the Neptune family as leaders in the healthcare industry” stated Dr. Tina Sampalis.

About Acasti Pharma Inc.
Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About Neptune Technologies & Bioressources Inc.
Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Acasti Contact:
Henri Harland	Xavier Harland
President & CEO	Chief Financial Officer
+1 450.686.4555	+1.450.687.2262
t.sampalis@acastipharma.com	x.harland@acastipharma.com
www.acastipharma.com	www.acastipharma.com

Howard Group Contact:
Dave Burwell
(888) 221-0915
dave@howardgroupinc.com
www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Suc forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.